SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atlantic Alliance Partnership Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G04897107

(CUSIP Number)

Jonathan Mitchell

590 Madison Avenue
New York, New York 10022
(212) 409-2434

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04897107

1	Names of Reporting Person. AAP Sponsor (PTC) Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,976,691
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,976,691
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,976,691
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 80.7%
14	Type of Reporting Person CO

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EXPLANATORY NOTE

This Schedule 13D/A is being filed as an amendment (“Amendment No. 1”) to the statement on Schedule 13D filed on May 14, 2015 (the “Schedule 13D”) with the Securities and Exchange Commission (“SEC”) on behalf of AAP Sponsor (PTC) Corp., a British Virgin Islands company (the “Reporting Person”), with respect to the Ordinary Shares of Atlantic Alliance Partnership Corp. (the “Issuer”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Person was $10,661,349, including an aggregate of $2,851,969 of loans and advances made by certain directors of the Issuer through the Reporting Person, which loans and advances were converted into Ordinary Shares. The source of these funds was the investment by certain trust beneficiaries of the Reporting Person.

Item 4.	Purpose of the Transaction

In connection with the organization of the Company, on January 15, 2015, 2,156,250 Ordinary Shares (the “Founder Shares”) of the Issuer were issued to the Reporting Person for an aggregate purchase price of $25,000, pursuant to a Securities Purchase Agreement dated January 15, 2015, between the Issuer and the Reporting Person.

On May 4, 2015, simultaneously with the consummation of the initial public offering of the Issuer (the “IPO”), the Reporting Person purchased 778,438 Ordinary Shares (the “Placement Shares”) of the Company at $10.00 per share, pursuant to an Amended and Restated Private Placement Shares Purchase Agreement dated April 8, 2015, between the Issuer and the Reporting Person.

On May 4, 2015, simultaneously with the partial sale by the underwriters in the IPO of their over-allotment option, the underwriters advised the Issuer that the remaining portion of the over-allotment option had been extinguished. As a result, the Reporting Person forfeited 234,375 of its Founder Shares back to the Issuer, so that the Reporting Person owned Founder Shares equal to 20% of the Founder Shares and public Ordinary Shares outstanding.

On November 1, 2016, the Issuer issued (i) 100,000 Ordinary Shares to the Reporting Person upon the conversion of loans and advances made to the Issuer by certain directors of the Issuer through the Reporting Person, at an exercise price of $10.00 per Ordinary Share and (ii) 176,378 Ordinary Shares to the Reporting Person upon the conversion of loans and advances made to the Issuer by certain directors of the Issuer through the Reporting Person, at an exercise price of $10.50 per Ordinary Share.

The Ordinary Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such Ordinary Shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company incorporated in the British Virgin Islands as a business company and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar initial business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Person as further described in item 6 below, the Reporting Person agreed (A) to vote its Founder Shares and Placement Shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote or tender offer to approve or in connection with a proposed initial business combination.

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Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person (on the basis of a total of 3,687,233 Ordinary Shares outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on such date) are as follows:

a)		Amount beneficially owned: 2,976,691	Percentage: 80.7%

b)		Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote:	2,976,691

	ii.	Shared power to vote or to direct the vote:	0

	iii.	Sole power to dispose or to direct the disposition of:	2,976,691

	iv.	Shared power to dispose or to direct the disposition of:	0

(c) Other than as described elsewhere in this report, the Reporting Person has not effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement

In connection with the organization of the Issuer, on January 15, 2015, 2,156,250 Founder Shares were issued to the Reporting Person for an aggregate purchase price of $25,000, pursuant to a Securities Purchase Agreement dated January 15, 2015 (the “Purchase Agreement”) between the Issuer and the Reporting Person. Under the Purchase Agreement, the Reporting Person acknowledged that the Founder Shares would be subject to certain lock-up provisions contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on February 23, 2015 (and was incorporated by reference in the Schedule 13D as Exhibit 10.1).

Amended and Restated Private Placement Shares Purchase Agreement

On May 4, 2015, simultaneously with the consummation of the IPO, the Reporting Person purchased 778,438 Placement Shares at $10.00 per share, pursuant to an Amended and Restated Private Placement Shares Purchase Agreement dated April 8, 2015 (the “SPA”), between the Issuer and the Reporting Person. The Placement Shares are subject to a lock up provision in the SPA, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the date the Issuer completes an initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the SPA is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.6 to the Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 9, 2015 (and was incorporated by reference in the Schedule 13D as Exhibit 10.2).

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Registration Rights Agreement

On April 28, 2015, in connection with the IPO, the Issuer and the Reporting Person entered into a registration rights agreement, pursuant to which the Reporting Person was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.4 to the Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 9, 2015 (and was incorporated by reference in the Schedule 13D as Exhibit 10.3).

Insider Letter

On April 28, 2015, in connection with the IPO, the Issuer and certain officers, directors and the Reporting Person entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Reporting Person agreed not to sell, assign, transfer or dispose of the Founder Shares until one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to the Issuer’s initial business combination, (x) the last sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction after the Issuer’s initial business combination that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. The Reporting Person also agreed not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to, the Placement Shares, until 30 days after the completion of the Issuer’s initial business combination. Notwithstanding the foregoing, the Insider Letter provided exceptions pursuant to which the Reporting Person could transfer such shares to certain permitted transferees as further described in the Insider Letter.

The summary of such Insider Letter contained herein is qualified in its entirety by reference to the full text of such agreement, which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on May 4, 2015 (and was incorporated by reference in the Schedule 13D as Exhibit 10.4).

Amendment to Insider Letter

On November 1, 2016, the Issuer amended the Insider Letter to provide that:

●	the Reporting Person shall be entitled to redemption and liquidation rights, as applicable, with respect to any Ordinary Shares (other than founder shares, private placement shares and shares issuable upon conversion of debt of the Company held by the Reporting Person) it holds (i) if the Issuer fails to consummate a business combination by November 3, 2017 or (ii) in connection with the consummation of a business combination; and

●	the Reporting Person shall not have the right to vote any Ordinary Shares issuable upon conversion of debt of the Issuer held by the Insiders in connection with a business combination.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2016

AAP SPONSOR (PTC) CORP.

	By:	/s/ Jonathan Mitchell
	Name:	Jonathan Mitchell
	Title:	Director

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